May 30, 2012

VIA EDGAR AND EMAIL

Mr. Kevin Woody

Mr. Robert Telewicz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          MFA Financial, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 16, 2012
File No. 001-13991

Dear Mr. Woody:

On behalf of MFA Financial, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated May 17, 2012 (the “May 17 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  The responses to the Staff’s comments are set out in the order in which the comments were set out in the May 17 Letter and are numbered accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.             We note that you disclose agency and non-agency yield information and aggregate net interest rate spread information.  In future Exchange Act reports, please also separately present net interest rate spread information for both your agency portfolio and for your non-agency portfolio.

In response to the Staff’s comment, in future Exchange Act reports we will include net interest rate spread information for both our agency and non-agency portfolio.  We expect that we will incorporate such information into the tabular presentation of net interest spread for various quarterly periods, similar to that presented on page 40 of the Form 10-K.  We propose to disclose this information substantially in the format presented below:

Liquidity and Capital Resources, page 48

2.             We note your disclosure that you have repurchase agreements with 25 different financial institutions.  Please tell us whether any of these financial institutions held collateral in excess of  5% of stockholder’s equity.  We may have further comment.

In response to the Staff’s comment, we direct the Staff to our tabular disclosure on page 88 of the Form 10-K in Note 7 of our consolidated financial statements that provides details of our exposure to any counterparty (refer to column headed “Amount at risk”) greater than 10% of the Company’s stockholders’ equity.  In addition, we also disclose in the table on page 34 of the Form 10-K (refer to column headed “Exposure”) our exposure to European financial counterparties.  In each of these disclosures the exposure amount disclosed is calculated as the fair value of collateral pledged to the counterparty (including accrued interest on the collateral) less the carrying value of our liability to the counterparty (including accrued interest payable to the counterparty).  This reflects the economic substance of our exposure to the counterparty in a repurchase agreement, as we typically borrow cash from and pledge collateral to the counterparty.  Accordingly, we believe that the amount disclosed represents an appropriate measure of our economic exposure in the event of a counterparty default and we were not able to recover collateral pledged to the counterparty.  Based on this measure, at December 31, 2011, there were three counterparties for which the exposure exceeded 5% of our stockholders’ equity, ranging from 5.3% to 19.0%.

3.             We note your disclosure regarding the terms of your repurchase agreements.  In future Exchange Act reports, please disclose your weighted average haircuts and address, if material, any trends related to this operating statistic.  Please present this information separately for agency and non-agency repos.

In response to the Staff’s comment, we note that the Company included disclosures regarding weighted average haircuts in its quarterly report on Form 10-Q for the quarter ended March 31, 2012.  We included disclosures in both our interim financial statements on page 25 and in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 55 of the Form 10-Q, each of which has been reproduced below for your information.  We propose to continue to include similar disclosures in future Exchange Act reports, including disclosure of any material trends relating to weighted average haircuts.

Extracted from page 25 of Form 10-Q for the quarter ended March 31, 2012:

Extracted from page 55 of Form 10-Q for the quarter ended March 31, 2012:

4.             We note your disclosure in the risk factors and elsewhere about the possibility of lender margin calls on repos. In future Exchange Act reports, please provide additional disclosure regarding the mechanics by which the fair value of your non-agency securities is determined for these purposes, including whether the valuation determination is at the sole discretion of the lender, and the typical time period on which additional collateral must be provided:

In response to the Staff’s comment, we will provide in future Exchange Act Reports the requested additional disclosures.  We propose to provide the following to address the Staff’s comment in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (new and/or amended disclosure is marked):

Our borrowings under repurchase agreements are uncommitted and renewable at the discretion of our lenders and, as such, our lenders could determine to reduce or terminate our access to future borrowings at virtually any time.  The terms of the repurchase transaction borrowings under our master repurchase agreements as such terms relate to repayment, margin requirements and the segregation of all securities that are the subject of repurchase transactions generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association (or SIFMA) or the global master repurchase agreement published by SIFMA and the International Capital Market Association.  In addition, each lender typically requires that we include supplemental terms and conditions to the standard master repurchase agreement.  Typical supplemental terms and conditions, which differ by lender, may include changes to the margin maintenance requirements, required haircuts, purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default and setoff provisions.  With respect to margin maintenance requirements for repurchase agreements with Non-Agency MBS as collateral, margin calls are typically determined by our counterparties based on their assessment of changes in the fair value of the underlying collateral and in accordance with the agreed upon haircuts specified in the transaction confirmation with the counterparty.  We address margin call requests in accordance with the required terms specified in the applicable repurchase agreement and such requests are typically satisfied by posting additional cash or collateral on the same business day.  We review margin calls made by counterparties and assess them for reasonableness by comparing the counterparty valuation against our valuation determination.  When we believe that a margin call is unnecessary based on an inappropriate counterparty valuation, we typically hold discussions with the counterparty and are able to resolve the matter.  In the unlikely event that resolution cannot be reached, we will look to resolve the dispute based on the remedies available to us under the terms of the repurchase agreement, which in some instances may include the engagement of a third party to review collateral valuations.   For other agreements that do not include such provisions, we could resolve the matter by substituting collateral as permitted in accordance with the agreement or otherwise request the counterparty to return the collateral in exchange for cash to unwind the financing.

Market Value Risk, page 57

5.             We note the operating data regarding your non-agency portfolio included in the table.  Please tell us whether management considers the average underlying loan sizes or range of sizes of the non-agency portfolio in assessing credit quality.  We may have further comment.

We can confirm that our assessment of credit quality of bonds in our non-agency portfolio does consider the average loan size of the collateral underlying each bond in the portfolio.  The average loan size of collateral underlying a bond impacts our consideration of certain credit assumptions that we use in estimating the cash flows we expect to collect on a bond, principally the estimated loss severity.

In future Exchange Act filings we will include in our operating data for our non-agency portfolio the weighted average loan size for the portfolio in total and for bonds held based on the initial year of securitization.

6.             In future Exchange Act reports, please update the dates in the table column headings.

In response to the Staff’s comment, we note that the disclosure presented in the table on page 58 presents details of our non-agency portfolio on a total basis and by grouping the bonds we own based on the initial year of securitization of the underlying collateral.  We believe that this vintage information provides the users of our financial statements with the appropriate context (i.e., information on the year of securitization provides insight on the year that the majority of underlying loans were originated) to analyze the credit quality of our non-agency portfolio.

In future Exchange Act filings, we will adjust footnote (2) to the table as follows (updated text is marked):

“(2)  Information presented based on the initial year of securitization of the underlying collateral.  Certain of our Non-Agency MBS have been resecuritized.  The historical information presented in the table is based on the initial securitization date and data available at the time of original securitization (and not the date of resecuritization). No information has been updated with respect to any MBS that have been resecuritized.”

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(b) Agency and Non-Agency MBS (including Non-Agency MBS transferred to a consolidated VIE)

Impairments/OTTI

7.             With respect to your Non-Agency Mortgage Backed Securities, please clarify for us whether you are following the impairment guidance in ASC Topic 320-10, ASC Topic 310-30 or ASC Topic 325-40 and enhance your disclosure in future filings as necessary.  In your response explain to us how you determined that the impairment model being used was appropriate

In response to the Staff’s comment, we note that the impairment guidance in ASC 325-40 is followed for the significant majority of the Company’s non-agency portfolio (fair value $3.8 billion as of December 31, 2011).   We assess each security in our portfolio for impairment on a quarterly basis.  The determination to use the impairment guidance in ASC 325-40 was based on consideration of the following factors:

•      The fact that we purchased these securities at significant discounts to par value;

•      The assessment of the credit quality of the security at the time of purchase which includes among other factors, the credit ratings assigned to the security by nationally recognized rating organizations;

•      For certain bonds, the fact that the Company had previously determined that other-than-temporary impairment (OTTI) was required to be reported in a prior period; and

•      The estimate of cash flows we ultimately expect to receive on each security, which in all cases is expected to be less than the par value of the security.

Based on our assessment of these criteria and our interpretation of the guidance in ASC 325-40 regarding the instruments that are required to be accounted for in accordance with that guidance, we determined that the impairment model prescribed in ASC 325-40 is appropriate for the significant majority of our non-agency portfolio.

We note that while the impairment guidance in ASC 325-40 is used for the significant majority of the non-agency securities in our portfolio, as of December 31, 2011, we own 10 non-agency MBS with a fair value of approximately $54.8 million (or 1.5% of our non-agency portfolio), for which we apply the impairment guidance in ASC 320-10.  The determination to use the impairment guidance in ASC 320-10 was based on consideration of the following factors:

•      The fact that we purchased these securities at a price close to par value;

•      The assessment of the credit quality of the security at the time of purchase which includes among other factors, the credit ratings assigned to the security by nationally recognized rating organizations; and

•      The estimate of cash flows we ultimately expect to receive on each security, which in all cases is expected to be in excess of the amortized cost of the investment.

Based on our assessment of these criteria and our interpretation of the guidance in ASC 320-10 regarding the instruments that are required to be accounted for in accordance with that guidance, we determined that the impairment model prescribed in ASC 320-10 is appropriate for this limited subset of our non-agency portfolio.

As discussed above, the significant majority of our non-agency portfolio is accounted for using the guidance in ASC 325-40, with a limited subset of the portfolio accounted for using the guidance in ASC 320-10.  We do not apply the guidance in ASC 310-30 based on our assessment that no securities in our portfolio are within the scope of that guidance.

In future Exchange Act filings we will enhance the disclosure in our Summary of Significant Accounting Policies to provide additional clarity with respect to the impairment guidance followed for non-agency MBS purchased at significant discounts to par value and/or that have been assessed to be of less than high credit quality and for non-agency MBS purchased at prices close to par that are considered to be of high credit quality.

The proposed disclosure is set out below with changes marked against the disclosure in the Form 10-K:

Impairments/OTTI

When the fair value of an investment security is less than its amortized cost at the balance sheet date, the security is considered impaired.  The Company assesses its impaired securities on at least a quarterly basis and designates such impairments as either “temporary” or “other-than-temporary.”  If the Company intends to sell an impaired security, or it is more likely than not that it will be required to sell the impaired security before its anticipated recovery, then the Company must recognize an OTTI through charges to earnings equal to the entire difference between the investment’s amortized cost and its fair value at the balance sheet date.  If the Company does not expect to sell an other-than-temporarily impaired security, only the portion of the OTTI related to credit losses is recognized through charges to earnings with the remainder recognized through other accumulated comprehensive income/(loss) on the consolidated balance sheet.  Impairments recognized through other comprehensive income/(loss) do not impact earnings.  Following the recognition of an OTTI through earnings, a new cost basis is established for the security and may not be adjusted for subsequent recoveries in fair value through earnings.  However, OTTIs recognized through charges to earnings may be accreted back to the amortized cost basis of the security on a prospective basis through interest income.  The determination as to whether an OTTI exists and, if so, the amount of credit impairment recognized in earnings is subjective, as such determinations are based on factual information available at the time of assessment as well as the Company’s estimates of the future performance and cash flow projections.  As a result, the timing and amount of OTTIs constitute material estimates that are susceptible to significant change.  (See Note 3)

Non-Agency MBS that are purchased at significant discounts to par and/or are otherwise assessed to be of less than high credit quality on which impairments are recognized have experienced, or are expected to experience, credit-related adverse cash flow changes.  The Company’s estimate of cash flows for Non-Agency MBS is based on its review of the underlying mortgage loans securing the MBS.  The Company considers information available about the past and expected future performance of underlying mortgage loans, including timing of expected future cash flows, prepayment rates, default rates, loss severities, delinquency rates, percentage of non-performing loans, Fair Isaac Corporation (“FICO”) scores at loan origination, year of origination, loan-to-value ratios, geographic concentrations, as well as reports by credit rating agencies, such as Moody’s Investors Services, Inc. (“Moody’s”), Standard & Poor’s Corporation (“S&P”), or Fitch, Inc. (collectively, “Rating Agencies”), general market assessments, and dialogue with market participants.  As a result, significant judgment is used in the Company’s analysis to determine the expected cash flows for its Non-Agency MBS.  In determining the OTTI related to credit losses for securities that were purchased at significant discounts to par and/or are considered to be of lower credit quality, the Company compares the present value of the remaining cash flows expected to be collected at the purchase date (or last date previously revised) against the present value of the cash flows expected to be collected at the current financial reporting date.  The discount rate used to calculate the present value of expected future cash flows is the current yield used for income recognition purposes.  Impairment assessment for Non-Agency MBS that were purchased at prices close to par and are considered to be of high credit quality involves comparing the present value of the remaining cash flows expected to be collected against the amortized cost of the security at the assessment date.  The discount rate used to calculate the present value of the expected future cash flows is based on the instrument’s effective interest rate.

*              *              *              *              *

In regards to the Form 10-K, the Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that we have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-207-6437.

Very truly yours,

/s/ Stephen D. Yarad

Stephen D. Yarad

Chief Financial Officer

cc:                                 Harold E. Schwartz, Esq.

Mr. Brian Redington, Partner, KPMG LLP